Delisting Determination,The Nasdaq Stock Market, LLC,
March 17, 2016, China Sunenergy Co., Ltd. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the American Depositary Shares of China Sunenergy Co., Ltd.
(the Company), effective at the opening of the trading session on March 28, 2016. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5450(b)(3)(C).
The Company was notified of the Staffs
determination on March 3, 2016.
The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on March 14, 2016.